SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2001
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)

        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                        Form 20-F X Form 40-F
                                 ---         ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes           No X
                               ---          ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                                   -------------


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                                [GENESYS LOGO OMITTED]


FOR IMMEDIATE RELEASE
TUESDAY, OCTOBER 9, 2001


                      GENESYS CONFERENCING CONTINUES TO SEE
                       SIGNIFICANT GLOBAL VOLUME INCREASES

                         Global Daily Volumes Now Up 58%

Bedford, Mass. and Montpellier, France--October 9, 2001--Genesys Conferencing (Euronext: 3955 and Nasdaq: GNSY), the world's leading conferencing specialist, today announced it continued to experience significant volume increases globally for its services. Compared with daily levels seen the week prior to September 11, 2001, all services combined registered a 58% increase in terms of volume on a global basis for the week ended September 30, 2001. This increase was on top of the 45% jump reported for the week ended September 23, 2001.

According to the company, while the volume for attended services sustained the higher level seen during the week ended September 23, 2001, automated services volumes continued to see high double-digit growth, posting a 76% increase on a global basis. In North America, the expansion of automated services was more dramatic, with volumes increasing 130%.

Francois Legros, chairman and chief executive officer of Genesys Conferencing, said, "It is significant that automated services continue to show the highest growth rates of all of our products. Automated services generate very high margins--in excess of 70%--and have and will continue to be the main driver of our revenue and margin expansion." Legros added that Genesys was able to handle the increased volume utilizing current resources, and did not have to incur additional sales, general and administrative (SG&A) expenses.

While Legros is optimistic that conferencing will continue to enjoy strong growth worldwide, he cautioned that it was too soon to confirm if volume increases of this magnitude could be sustained.

About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).

                                 www.genesys.com

Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the form F4 registration statement which was filed by Genesys with the Securities and Exchange Commission on February 12, 2001.Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.




Contacts

Pierre SCHWICH
Executive Vice President,
Audit, Financial Planning and Investor Relations
Tel: +33 4 99 13 27 55
pierre.schwich@genesys.com

Marine BRUN
Shareholder and Investor Relations
Tel: + 33 4 99 13 25 17
marine.brun@genesys.com

Florence CATEL
Corporate Press Relations
Tel: + 33 4 99 13 27 49
florence.catel@genesys.com

Paul JOYAL
Press Relations North America
Direct line : 781-761-6231
Paul.joyal@genesys.com


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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 9, 2001

                                   GENESYS SA

                                    By:  /s/ Pierre Schwich
                                         --------------------------
                                         Name:  Pierre Schwich
                                         Title: Executive Vice President, Audit,
                                                Financial Planning and
                                                Investor Relations